Exhibit 99.2

Beamr Imaging Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON December 22, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Sharon Carmel , Chief Executive Officer, and Mr. Danny Sandler, Chief Financial Officer, or any of them attorneys, agents and proxies of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in Beamr Imaging Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel, on Monday, December 22, 2025 at 15:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BEAMR IMAGING LTD.

December 22, 2025, 15:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF

THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-election of the Company’s currently serving Class I director, Sharon Carmel, to the Company’s Board of Directors to serve as a Class I director of the Company until the third annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the re-election of Yair Shoham as an external director of the Company to hold office for a three-year term.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the re-election of Osnat Michaeli as an external director of the Company to hold office for three-year term.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an amendment of the annual compensation payable to Yair Shoham, an external director of the Company, subject to the approval of Proposal 2.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve an amendment of the annual compensation payable to Osnat Michaeli, an external director of the Company, subject to the approval of Proposal 3.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve the grant of options to Yair Shoham, an external director of the Company, subject to the approval of Proposal 2.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve the grant of options to Osnat Michaeli, an external director of the Company, subject to the approval of Proposal 3.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.	To approve an amendment of the annual compensation payable to Tal Barnoach, a serving non external and non-executive director of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9.	To approve an amendment of the annual compensation payable to Lluis Pedragosa, a serving non external and non-executive director of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

10.	To approve the grant of options to Tal Barnoach a serving non-external and non-executive director of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

11.	To approve the grant of options to Lluis Pedragosa a serving non-external and non-executive director of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

12.	To approve the adoption of the Amended Compensation Policy in the form attached as Exhibit A to the accompanying proxy statement, in lieu of the existing Compensation Policy.

☐	FOR	☐	AGAINST	☐	ABSTAIN

13.	To approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel, as the Company’s registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposals 2, 3, 4, 5, 6. 7, and 12 at this Annual General Meeting of the Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2025		Date_________, 2025
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.